Erica L. Jozwiak, Esq.
Attorney at Law

45 Davis Blvd., #25, Tampa, Florida 33606

Phone: (727) 743-6143
elj@tampabay.mcom

February 22, 2018

US Securities and Exchange Commission

Asia Timmons-Pierce / Pamela A. Long

Assistant Director

RE:	Opinion Regarding Non-Shell Status

Arrestage International, Inc.

Dear Madam.

I have been engaged to draft the legal aspects of the S-1 registration offering and have been asked to provide an opinion with respect to “shell” status for Arrestage International, Inc., a Nevada corporation (the “Issuer”). The Issuer requested I provide this opinion in support of the contemplated reliance on the exemption from registration provided by Rule 144, promulgated under the Securities Act of 1933 (the “Act”). As the Company is currently private, in the process of registering its shares, thereby nothing herein opines as to the efficacy of such reliance by any stockholder of the Issuer..

I am an attorney licensed by the Supreme Court of Florida to practice law in the state of Florida, with a FL Bar number of 119224. Moreover, I have not been prohibited or otherwise enjoined from practicing before the Securities and Exchange Commission or any national securities exchange. The Stockholder has compensated me for the provision of this opinion.

“Shell” Company Status

A shell company is a registrant with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. For purposes of this definition. the determination of shell status is predicated upon the registrant’s balance sheet as prepared in accordance with U.S. Generally Accepted Accounting Principles.

In June 2005, the Securities and Exchange Commission adopted amendments to Forms I0-K, 10- Q and 20-F to add a box to the cover page of such forms that the registrant must mark to indicate whether it is a “shell” company. The identification of a shell company or non-shell company status on the cover page constitutes required disclosure under applicable federal securities laws.

February 22, 2018

Opinion Regarding Non-Shell Status

Arrestage International, Inc.

In connection with the opinion contained herein, I have reviewed applicable federal laws, rules and regulations, including, specifically, Rule 144 promulgated under Section 5 thereof Moreover. I have examined originals or copies, certified or otherwise identified to my satisfaction, of such documents, certificates or records provided to me by the Company as I have deemed necessary or appropriate as bases for the opinion set forth herein. This includes, specifically:

(a)	the Company’s latest financial reporting and 2014, 2015, 2016 Financial Statements

(b)	the Company’s internal documents including bylaws, licensing contracts, letters of intent, marketing documents, company expenses going back since inception

(c)	all federal and state filings including state articles of incorporation and amendments, trademark filings, and stock transfer document

(d)	the Company’s current S-1 filing document

(e)	Company website and collateral materials.

In my examination, I have assumed the legal capacity of all-natural persons, the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies.

The Issuer

The Issuer is a Nevada Corporation, incorporated June 15, 2011 whose 30,000,000 common equity securities are authorized in the State of Nevada, pursuant to Nevada NRS chapter 78. The issuer, is a private entity and has not been subject to the reporting requirements of Section 13 or 15 (d) of the Securities Exchange Act of 934 (the “Exchange Act”). The Issuer has never identified itself as a “shell” company within the meaning of Rule 12b-2 promulgated under the Act.

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February 22, 2018

Opinion Regarding Non-Shell Status

Arrestage International, Inc.

Prior to inception Arrestage Laboratories Corporation developed formulations of products within the nutraceutical sector. Sales grew through blogs from luminaries, magazine articles, and international cache from speaking engagements from noted experts. Arrestage International, seeing a business opportunity, purchased the exclusive licensing agreement for that brand, and those formulations. From inception, Arrestage International in 2011 has been engaged in the business of nutraceutical development, licensing, and market testing. As the Company began the process, performed the necessary Research and Development, performed market testing, market tested its formulations, created network partnerships, and collected industry intellectual property with the anticipation of future relevance.

As a Research and Development company Arrestage International, has licensing agreements with Arrestage Laboratories, Inc. It has two active trademarks covering its broad range of product formulations. One trademark in the sector of “Goods and Services”: Cosmetic, Skin Moisturizer, Anti-aging cream, Sunscreen Cream, Sun Block, anti-aging lotion, anti-aging gel, anti-aging strips, bleaching strips for cosmetic purposes, anti-aging skin patches, namely, bleaching or moisturizing patches for cosmetic purposes, and skin cleanser. A second covering “Goods and Services”: Health spa services, namely, cosmetic body care services and Skin Care salons.

The Board of Directors has authorized the allocation of funds to seek Merger and Acquisition Targets, and to utilize its current license and formulas to create a market for proprietary nutraceutical products. As a result, Arrestage International has entered into a Letter of Intent, currently in the due diligence period, with Mind and Body Research, for potential licensing and product development deals. Arrestage International has developed and maintained a website to list and market products, and a shopping cart to sell its future products. Arrestage has worked for a number of years to develop brand awareness and future partnerships in the medical/nutraceutical sector. Its license has a value of past sales and brand exposure. Arrestage representatives have attend conferences and symposiums around the world. Moving forward, the process Arrestage has developed larger strategic know-how and partnerships within the sector.

The Company has long term debt financing of $32,331 as of September 30, 2017 from a major shareholder of the Company, which it incurred for the marketing, brand awareness, strategic know-how and networks: web-development and operations, licensing agreements, legal updates of the trademarks, state filings, and Letters of Intent, due diligence. It also has a debt for a Note to maintain the licensing deal, showing the intent to leverage the formulations to create products for future distribution.

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February 22, 2018

Opinion Reaardine Non-Shell

Status Arrestage International, Inc.

Legal Opinion

Specifically, in conjunction with my own due diligence, I have determined that: The Issuer had operating costs of $57,365.07 and $24,520.19 for the 12 months ending December 31, 2012 and the 6 months December 31, 2011 respectively indicating that the Issuer has attracted equity investors and incurred debt financing to develop and maintain operations and foster growth. During this period, under a long-term business plan the Issuer actively pursued the creation and refinement of products and formulas, maintained and improved upon the website, brought an industry expert from a Fortune 500 Company (Johnson and Johnson) into the Company (Gary Croft, CEO) and gained invaluable additional industry knowledge.

Due to market fluctuation, the business plan was interrupted and activity slowed beginning in 2013. However, a major shareholder continued to fund the company to allow it to continue, all the while continuing to promote the Company in anticipation of a roll out of the Company utilizing the assets under the License Agreement.

Based upon the foregoing it is my opinion that the Issuer does not meet the definition of a a shell company as defined by Rule 405 of the Act and Rule 12b-2 of the Securities Exchange Act.

The opinion provided herein is subject to the assumptions and conditions in this letter and is necessarily based on the information made available to me, as of the date of this letter. I assume no responsibility, and do not intend to update or revise this opinion based on circumstances or events occurring after the date of this letter. The Issuer may produce, publish or quote this letter, or portions thereof, as reasonably necessary to ensure its compliance with applicable laws and regulations.

Respectfully Submitted,

/s/ Erica L. Jozwiak, Esq.

Erica L. Jozwiak, Esq.

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